October 7, 2024

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Ltd
1/F, Pier 2, Central
Hong Kong, 999077

       Re: NewGenIvf Group Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 30, 2024
           File No. 333-281964
Dear Wing Fung Alfred Siu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1, filed September 30, 2024 Exhibits

1. We note the opinion filed as Exhibit 5.1 covers 13,242,781 Class A Ordinary Shares, but you are registering 139,425,259 Class A Ordinary Shares. Please have counsel revise its opinion to cover the correct volume of securities.
2. We note the consent of OneStop Assurance PAC filed as Exhibit 23.2 references your
       Annual Report on Form 20-F. Please revise this consent so that OneStop consents to inclusion of its report rather than incorporating by reference to the 20-F. Additionally,
       WWC, P.C. needs to consent to being named as an expert in the filing in its consent filed as Exhibit 23.1. Finally, one of these auditor consents must cover the 2021 financials included in the filing.
 October 7, 2024
Page 2

General

3. We note your response to prior comment 4, which we reissue in part. We note you removed the Incorporation By Reference section. Please also revise to remove all references to incorporating by reference, such as on page 75, and include the sections that were intended to be incorporated by reference, such as Items 3.B, 6, 7 and 9.D of
      Form 20-F. We note also that your Prospectus Summary "highlights information contained elsewhere in this prospectus" but most of this information does not appear elsewhere given there is no Business section.
4. We note your response to prior comment 5, which we reissue in part. We note that you disclose that you received a notice of non-compliance with the Nasdaq listing requirements pertaining to minimum bid price in the Risk Factors. Please revise this risk factor to disclose the deadline by which you must regain compliance. Additionally, please also revise the Summary to describe this notice.
5. Please provide unaudited financial statements covering at least the first six months of the 2024 fiscal year or explain why such financial statements are not required. Refer to Item 8.A(5) of Form 20-F.
      Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-
7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Darrin Ocasio